DM

18006245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section MAR 01 2018 Washington DC 408

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SEC FILE NUMBER
8-45583

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Reef Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 N. Central Expressway, Suite 400
(No. and Street)

Richardson (City) Texas (State) 75080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

RM

OATH OR AFFIRMATION

I, Paul F. Mauceli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Reef Securities, Inc. as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA GARCIA
My Commission Expires
June 26, 2018

NOTARY PUBLIC
STATE OF TEXAS

Signature

President
Title

Christina Garcia
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, or Statement, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- ☒ (j) Exemption Report.
- ☒ (k) An Oath or Affirmation.
- ☐ (l) A Copy of the SIPC Supplemental Report.
- ☒ (m) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For Conditions of Confidential Treatment of Certain Portions of this Filing, see Section 240.17a-5(e)(3).

REEF SECURITIES, INC.

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Reef Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reef Securities, Inc. (the Company) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, for the last several years the Company has suffered recurring losses from operations and negative operating cash flows and that trend is expected to continue. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 23, 2018

We have served as the Company's auditor since 2016.

REEF SECURITIES, INC.

Statement of Financial Condition

December 31, 2017

ASSETS

Cash	$ 23,476
	$ 23,476

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 773
	773
Stockholder's equity	
Common stock, 500,000 shares authorized with $1 par value,	
1,000 shares issued and outstanding	1,000
Additional paid-in capital	107,027
Retained earnings	146,816
Loan to stockholder	(232,140)
Total stockholder's equity	22 703
	$ 23,476

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2017

Revenues		
Commissions and other placement fees	$	832,844
Total revenue		832,844
Expenses		
Registration fees		28,009
Salaries		121,755
Professional fees		22,637
Commission expense		558,654
Payroll taxes		40,867
Other expenses		46,889
Total expenses		818,811
Income (loss) before income taxes		14,033
Provision (benefit) for income taxes		--
Net income (loss)	$	14,033

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Loan to Stockholder	Total
Balances at December 31, 2016	$ 1,000	$ 107,027	$ 132,783	$ (220,743)	$ 20,067
Loan to stockholder				(11,397)	(11,397)
Net Income (loss)			14,033		14,033
Balances at December 31, 2017	$ 1,000	$ 107,027	$ 146,816	$ (232,140)	$ 22,703

The accompanying notes are an integral part of these financial statements.

REEF SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash flows from operating activities	
Net income (loss)	$ 14,033
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Increase (decrease) in accounts payable and accrued expenses	(2,722)
Net cash provided (used) by operating activities	11,311
Cash flows from investing activities	
Net cash provided (used) by investing activities	- -
Cash flows from financing activities	
Change in loan to stockholder	(11,397)
Net cash provided (used) by financing activities	(11,397)
Net increase (decrease) in cash	(86)
Cash at beginning of year	23,562
Cash at end of year	$ 23,476
Supplemental Disclosures	
Cash paid during the year for:	
Interest	$ - -
Income taxes	$ - -

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Significant Accounting Policies

Reef Securities, Inc. (the "Company"), was incorporated on February 18, 1993 in the State of Texas as a direct participation broker-dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(i).

The Company acts as a selling agent for Reef Exploration, LP, Reef Oil & Gas Partners, LP and REI Energy, LLC ("Reef') in the offering and selling of interests in oil and gas development programs. All of the Company's revenue is derived from this single activity. All of the Company's stock is owned by Paul Mauceli, the brother of Michael Mauceli who serves as the chief executive officer of Reef Exploration, LP, manager of the general partner of Reef Oil & Gas Partners, LP, and sole manager and executive officer of REI Energy LLC.

Under the Sales Agency Agreement (as amended) between the Company and Reef, Reef agreed to pay all overhead expenses relating to the operations of the Company. These expenses include office space, office furniture, computers, telephone services, general and administrative support, insurance, printing, postage and other ordinary administration and overhead expenses of the Company. Reef will also provide the Company all offering materials to be used in conjunction with the offer and sale of interest in Reef programs at no cost. Had this agreement not been in place, the operating results and financial position of the Company might have been significantly different from that if the Company were autonomous.

The Company recognizes revenue from the sale of oil and gas development programs when commissions are available from the escrow agent after certain levels of investment have been reached as specified in the private placement memorandum.

Receivables from employees are generally considered fully collectable. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectable are written off against the allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between financial and income tax reporting.The deferred tax asset or liability, as applicable, represents the future tax return consequences of those differences, which will either be taxable or deductible when the asset or liability is recovered or settled. When applicable, deferred taxes are recognized for operating losses that are available to offset future taxable income.

Note 1 - Organization and Significant Accounting Policies, continued

Management has evaluated the income tax positions taken,or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statement and has determined that no income tax contingencies need to be reflected or disclosed.

Commitment and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of approximately $22,703 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Income Taxes

Income tax expense (benefit) for 2017 is composed as follows:

Federal income tax expense (benefit)	$	4,900
Deferred tax expense		17,200
Change in Valuation allowance		(22,100)
Total	$	- -

As of December 31, 2017, the Company had a net operating loss carryover of approximately $132,000 available to offset future taxable income indefinitely.The benefits available from this carryforward have been fully reserved due to uncertainty as to whether the tax benefits would be utilized.

Note 3- Income Taxes, continued

The following table reflects the changes in the tax benefit:

Deferred Tax Asset December 31, 2016	Current Period Changes	Deferred Tax Asset December 31, 2017

Federal Tax Benefit	$49,800	$(22,100)	$27,700
Valuation Allowance	(49,800)	22,100	(27,700)
Amount per balance	$ - -	$ - -	$ - -

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act incorporates broad and complex changes to the U.S. tax code. The main provision of the Tax Act that is applicable to the Company is the reduction of a maximum federal tax rate of 35% to a flat tax rate of 21%, effective January 1, 2018. The Company has incorporated the change in federal tax rates in its annual tax provision. Consequently, the Company has recorded a decrease in net deferred tax assets of approximately $17,200 with a corresponding net adjustment to deferred income tax expense of approximately $17,200. As noted above, deferred tax assets have been fully reserved.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax expense returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 4 - Concentration Risk

At various times throughout the year, the Company may have had cash balances in excess of federally insured limits.

Note 5 - Related Party Transaction

During the years, the Company's stockholder has withdrawn funds as prepaid commissions. The amount due to the Company at December 31, 2017 was $232,140. This amount is reflected as a reduction of stockholder equity.

During the year the Company received $42,109 from Reef under the Sales Agency Agreement. Such amounts are reported in "commissions and other placement fees" on the statement of operations.

Note 6 - Litigation

The Company is involved in lawsuits and claims in which plaintiffs and claimants are seeking recovery of alleged losses and/or punitive damages against the Company and others. Such cases are in the initial stage of discovery and no assessment of the ultimate outcome of such litigation can be made at this time. The Company intends to vigorously defend the lawsuits and claims.

Note 7 - Going Concern

For the last several years the Company has incurred losses and negative operating cash flows and this trend is expected to continue. The Company's ability to generate positive cash flows depends on a variety of factors, including the success of the financial markets and the oil and gas industry, as well as ongoing support by Reef under the Sales Agency Agreement. These matters raise substantial doubt about the Company's ability to continue as a going concern for a period of one year after the date of issuance of these financial statements. Management has taken steps to reduce certain expenses. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2017

Schedule I

REEF SECURITIES,INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$	22,703
Add:		
Other deductions or allowable credits		
Total capital and allowable subordinated liabilities		22,703
Deductions and/or charges		
Non-allowable assets:		
Net capital before haircuts on securities positions		22,703
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(0)		
Net capital	$	22,703

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	773
Total aggregate indebtedness	$	773

Schedule I (continued)

REEF SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 52
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 17,703
Net capital less greater of 10% of aggregate indebtedness or 120% capital requirement	$ 16,703
Ratio: Aggregate indebtedness to net capital	.03 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation in their unaudited FOCUS IIA Report.

Review Report of Independent Registered Public Accounting Firm on Management's Exemption Report

Required By SEC Rule 17a-5

For the Year Ended

December 31, 2017

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Reef Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Reef Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 23, 2018

RSI™
REEF SECURITIES, Inc.

Reef Securities' Exemption Report

Reef Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

____

Reef Securities, Inc.

I, Paul Mauceli, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: [signature]

Title:

February 19, 2018

1901 N Central Expy, Ste 400
Richardson, TX 75080
Phone: (972) 437-6895
Fax: (972) 994-0369
Toll Free: (800) 422-1606

www.reefogc.com
Member: FINRA

REEF SECURITIES, INC.

Report Pursuant to Rule 17a-5(d) Year Ended

December 31, 2017